UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________________ to ____________________________

Commission file number: 1-7201

AVX VANCOUVER CORPORATION
RETIREMENT SAVINGS AND STOCK BONUS PLAN

AVX CORPORATION
Plan number: 001
IRS Employer Identification Number: 33-0067659

P.O. Box 867
Myrtle Beach, SC 29578

AVX VANCOUVER CORPORATION
RETIREMENT SAVINGS AND STOCK BONUS PLAN
INDEX

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Participants and Administrator of the
AVX Vancouver Corporation Retirement Savings and Stock Bonus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AVX Vancouver Corporation Retirement Savings and Stock Bonus Plan (the "Plan") at December 31, 2000 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Notes 1, 2 and 4 to the financial statements, AVX Corporation, the Plan's sponsor, approved termination of the Plan in September 2001, effective April 1, 2002. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2000 financial statements to the liquidation basis used in presenting the 2001 financial statements.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 14, 2002

AVX VANCOUVER CORPORATION

RETIREMENT SAVINGS AND STOCK BONUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2000 and 2001

ASSETS:	**2000**	**2001**
Investments, at fair market value:		
Company Common Stock	$ 1,772,561	$ 2,078,878
Affiliate Company Common Stock	1,011,543	466,965
U.S. Government Securities	316,785	415,229
Money Market Funds	1,474,552	998,513
Allocated share of Trust net assets	806,393	592,477
Loan Fund	121,166	98,275
Total Investments	5,503,000	4,650,337
Collective Trust Short Term Investment Fund	82,327	49,026
Net assets available for benefits	$ 5,585,327	$ 4,699,363

The accompanying notes are an integral part of the financial statements.

AVX VANCOUVER CORPORATION

RETIREMENT SAVINGS AND STOCK BONUS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2001

	2001
Additions:	
Investment income (loss):	
Net appreciation in fair value of investments	$ 90,673
Interest and dividends	59,940
Allocated share of Trust investment activities	(73,433)
Loan activity	11,934
Net investment income	89,114
Contributions:	
Participant	433,604
Employer	219,440
Total contributions	653,044
Total additions	742,158
Deductions:	
Benefits paid to participants	1,600,157
Administrative expenses	26,944
Forfeitures	1,021
Total deductions	1,628,122
Net decrease	(885,964)
Net assets available for benefits:	
Beginning of year	5,585,327
End of year	$ 4,699,363

The accompanying notes are an integral part of the financial statements.

AVX VANCOUVER CORPORATION
RETIREMENT SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS

1. **Description of the Plan:**

The following brief description of the AVX Vancouver Corporation Retirement Savings and Stock Bonus Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan became effective January 1, 1994. The Plan is a defined contribution plan covering employees of AVX Vancouver Corporation who have attained at least 21 years of age and have at least ninety consecutive days of service. AVX Vancouver Corporation is a wholly owned subsidiary of AVX Corporation (the "Company"). The Plan is funded through a qualified trust with HSBC Bank USA ("Trustee") and is administered by the AVX Corporation Retirement Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

During September 2001, the Company decided to terminate the Plan effective April 1, 2002.

Contributions

Retirement Plan Feature:
Participants can contribute from 1% to 10% of pre-tax income. The Company may make a discretionary contribution in such amount as may be determined by the Company's Board of Directors each Plan year. Except for any changes made by the Company's Board of Directors, the Company's matching contribution shall be 50% of each participant's salary reduction contribution up to 4% of participant earnings for investments other than the Vancouver Kyocera Stock Bonus Fund or Vancouver AVX Stock Bonus Fund (the "Stock Bonus Funds").

Stock Bonus Feature:
For the Stock Bonus Funds, the Company's matching contribution shall be 100% of each participant's salary reduction contribution up to 3% of participant earnings.

Vesting

Under the Plan's graduated vesting schedule, after one year of vesting service, participants become vested in Company contributions to their accounts at a rate of 20% per year thereafter, until fully vested. As of September 2001, all participants have become 100% vested in the Plan due to the Company's decision to terminate the Plan effective April 2002.

Company contributions are allocated to each participant in proportion to the participant's eligible compensation earned during the year to the total eligible compensation of all participants for the year.

Payment of Benefits

Upon termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. Participants who participated in the Plan after July 1, 1994 will receive a lump sum cash distribution for all accounts other than the Stock Bonus Funds. For the Stock Bonus Funds, they will receive either whole shares of Kyocera Corporation American Depository Shares or whole shares of AVX Corporation common stock. For those participants who participated in the Plan prior to July 1, 1994, Plan benefits will be paid in the form of a qualified joint and survivor annuity unless a qualified election is made during the applicable election period. Normal withdrawals can be made after age 59½. Withdrawals before age 59½ can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee's death.

Any forfeitures arising during the Plan year shall be first applied to restore any participant's employer matching contribution and any forfeitures remaining shall be applied to reduce employer matching contributions for the Plan year.

2. Summary of Significant Accounting Policies:

The Company has decided to terminate the Plan effective April 1, 2002, therefore, in accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the fair value of net assets available for benefits from the ongoing plan basis used in presenting the financial statements for the year ended December 31, 2000, to the liquidation basis, used in presenting the financial statements for the year ended December 31, 2001. The significant accounting policies of the Plan are as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

Investments

Plan assets are co-invested with assets in pooled separate accounts at HSBC Bank USA (the "Trustee").

The Trustee invests the Plan's assets according to participant investment elections in:

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations.

T. Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund.

Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of equity investments. The assets for the portfolio are held in the Seligman Master Trust.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give the participant the opportunity to share in the performance of Kyocera and AVX by allowing the participant to become a part owner. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.

Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund also gives the participant the opportunity to share in the performance of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size.

Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close as possible, the investment performance of the S&P 500 index by investing in each of the Index's 500 stocks according to each stock's weighting in the index.

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies.

Fidelity Magellan Fund: The Fidelity Magellan Fund is a large mutual fund.

Vancouver Kyocera Stock Bonus Fund: The Vancouver Kyocera Stock Bonus Fund consists of investments in Kyocera Corporation American Depository Shares.

Vancouver AVX Stock Bonus Fund: The Vancouver AVX Stock Bonus Fund consists of investments in AVX Corporation.

Participants in the Plan prior to July 1, 1994 may transfer and withdraw from the Fidelity Magellan Fund and the Vancouver Kyocera Stock Bonus Fund up to the amount of their respective balances in those funds. A participant may change his investment election once each month. Additionally, restrictions apply to the removal of Stock Bonus contributions and earnings out of the Vancouver Kyocera and AVX Stock Bonus Funds.

No future participant or company contributions are made to the Vancouver Kyocera Stock Bonus Fund effective December 31, 1995, but related dividends are reinvested in Kyocera Stock.

The Plan permits the participants to borrow from their accounts. These loans are held in a separate loan fund. Each loan may not exceed the lesser of 50% of the participant's total vested account balance or $50,000 and must be greater than $1,000. The term of the loan is not to exceed ten years for mortgage loans or five years for non-mortgage loans. The interest rate charged on loans is such rate as determined appropriate and reasonable by the AVX Corporation Retirement Committee at the time of the loan.

The market values of the following investments represent 5% or more of the Plan's total assets available for benefits for the years ended December 31, 2000 and 2001, respectively:

	2000	2001
Kyocera Stock Fund	$ 349,995	$ *
Kyocera Stock Bonus Fund	661,548	308,893
Fidelity Magellan Fund	528,142	344,195
AVX Stock Bonus Fund	1,535,402	1,846,087
Seligman Equity Value Portfolio	806,393	592,477
Vanguard U.S. Treasury Fund	316,785	415,229
Janus Fund	312,526	*

*Amounts were less than 5% of the Plan's total assets available for benefits for the respective year.

Valuation of Trust Investments

Investments in securities (ADS, corporate and government bonds and notes and common and preferred stocks) traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Temporary cash investments are invested in the HSBC Short-term Temporary Investment Fund and are valued at market value as determined by the Trustee.

Investment Transactions and Investment Income of the Trust

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

3. Investments in Trust:

For the Seligman Master Trust, the Plan's allocated participation in the trust, as well as the individual participants' balances comprising the Plan's participation in the Trust, is determined by adding to or deducting the Plan's contributions and benefit payments made into the Trust and a proportionate share of the other changes in the Trust's net assets (related principally to investment activities), based on the relative interest of the Plan in the Trust at the beginning of the period.

Concentrations of credit risk with respect to investments are limited due to the large number of investments and their dispersion across many different industries and geographies.

4. Plan Termination:

During September 2001, the Company decided to terminate the Plan effective April 1, 2002. All participants have become 100% vested and will receive the balance of their account as a lump-sum distribution. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting used to determine the fair value of net assets available for benefits from the ongoing plan basis used in presenting the financial statements for the year ended December 31, 2000, to the liquidation basis, used in presenting the financial statements for the year ended December 31, 2001.

5. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,	
	2000	2001
Net assets available for benefits per the financial statements	$ 5,585,327	$ 4,699,363
Amounts allocated to withdrawing participants	-	(458,743)
Net assets available for benefits per Form 5500	$ 5,585,327	$ 4,240,620

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

	Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$ 1,600,157
Add: Amounts allocated to withdrawing participants at December 31, 2001	458,743
Less: Amounts allocated to withdrawing participants at December 31, 2000	-
Benefits paid to participants per Form 5500	$ 2,058,900

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

6. **Tax Status:**

In March 2002, the Plan received a favorable determination letter from the Internal Revenue Service advising that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code, thereby exempting it from Federal income taxes under provisions of Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

7. Interest In Master Trust (UNAUDITED)

The Plan's allocated share of Master Trust (the "Trust") net assets was approximately 3.9% and 3.3% at December 31, 2000 and 2001, respectively.

At December 31, 2000 and 2001, the financial position of the Trust was as follows:

	2000	2001
Assets:		
Investments at Fair Market Value:		
Seligman Equity Value Portfolio:		
Common Stock	$ 19,392,659	$ 17,047,654
Short-term Temporary Investments	807,234	223,979
Total Investments	20,199,893	17,271,633
Cash	(80,802)	(16,134)
Receivables:		
Employer contributions	471,902	426,578
Interest and dividends	42,386	41,471
Total Receivables	514,288	468,049
Net Assets	$ 20,633,379	$ 17,723,548

The change in Trust net assets for the year ended December 31, 2001 was as follows:

		2001
Additions:		
Net depreciation of investments	$	(2,238,590)
Interest and dividends		444,307
Contributions:		
Company contributions		999,345
Participant contributions		739,332
Loan repayments		160,679
Total additions		105,073
Deductions:		
Benefit payments and withdrawals		2,716,867
Administrative expenses		44,898
Loan activity		190,741
Investment fund transfers		43,893
Forfeitures		18,505
Total deductions		3,014,904
Net decrease		(2,909,831)
Net assets available for benefits:		
Beginning of year		20,633,379
End of year	$	17,723,548

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX VANCOUVER CORPORATION RETIREMENT SAVINGS AND STOCK BONUS PLAN

By: ______________________________

Kurt P. Cummings
Member of Retirement Committee

Date: June 28, 2002

SUPPLEMENTAL SCHEDULES

AVX VANCOUVER CORPORATION

RETIREMENT SAVINGS AND STOCK BONUS PLAN

PN: 001

EIN: 33-0067659

Schedule H, Part IV (i) – Schedule of Assets Held for Investment Purposes

As of December 31, 2001

Identity of issue, borrower, lessor or similar party	Description	Cost	Market Value
	Company Common Stock:		
HSBC Bank USA	AVX Stock Fund	$ 248,166	$ 232,791
HSBC Bank USA	Vancouver AVX Stock Bonus Fund	1,077,749	1,846,087
	Affiliate Company Common Stock:		
HSBC Bank USA	Kyocera Stock Fund	162,213	158,072
HSBC Bank USA	Vancouver Kyocera Stock Bonus Fund	271,197	308,893
	U.S. Governement Securities:		
HSBC Bank USA	Vanguard Treasury Money Market Fund	415,229	415,229
	Money Market Funds:		
HSBC Bank USA	T. Rowe Price Spectrum Income Fund	193,302	187,961
HSBC Bank USA	Janus Balanced Fund	52,828	49,586
HSBC Bank USA	Vanguard 500 Index Fund	95,190	81,030
HSBC Bank USA	Janus Fund	237,739	152,994
HSBC Bank USA	Fidelity Magellan Fund	382,016	344,195
HSBC Bank USA	MFS Emerging Growth Fund	65,323	39,354
HSBC Bank USA	Templeton Foreign Fund	155,020	143,393
	Allocated share of Seligman Equity Value Portfolio:		
HSBC Bank USA	Master Trust net assets	480,445	592,477
HSBC Bank USA	Loan Fund	98,275	98,275
	Total Investments	$ 3,934,692	$ 4,650,337

AVX VANCOUVER CORPORATION
RETIREMENT SAVINGS AND STOCK BONUS PLAN
Schedule H, Part IV (j) - Schedule of Reportable Transactions
for the year ended December 31, 2001

	Total Purchases	Total Sales	Number of Purchases	Number of Sales	Realized Gain (Loss)
AVX Stock Fund	$ 560,658	$ 628,737	18	64	$ 68,079
Fidelity Magellan Fund	232,232	204,511	37	75	(27,721)
HSBC Short-term Temporary Investment Fund	2,130,599	2,130,599	290	261	-0-
Vanguard Treasury Money Market Fund	228,259	228,259	81	83	-0-
Seligman Equity Value Portfolio	324,429	299,382	41	61	(25,047)

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-99140) of Kyocera Corporation of our report dated June 14, 2002 relating to the financial statements and financial statement schedules of the AVX Vancouver Corporation Retirement Savings and Stock Bonus Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-00890) of AVX Corporation of our report dated June 14, 2002 relating to the financial statements and financial statement schedules of the AVX Vancouver Corporation Retirement Savings and Stock Bonus Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 27, 2002